FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of May, 2004  (Report No. 3)

Commission File Number: 0-29742


                                 Retalix Limited

                        (Formerly Point of Sale Limited)
                 (Translation of registrant's name into English)


                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents which are hereby attached hereto and incorporated by reference herein:

1. Press Release: Cumberland Farms Installs 100th Store with Retalix StorePoint POS and Forecourt Solution. Dated: May 14, 2004.

2. Press Release: Retslix Launches CS Direct, a New Supply Chain Initiative for C-Store Operators Considering Self Distribution. Dated: May 17, 2004.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     Retalix Limited
                                                     (Registrant)
Date: June 8, 2004.                                  /s/ Guy Geri
                                                     ------------------------
                                                     By: Guy Geri, Controller

                                  EXHIBIT INDEX



Exhibit Number                      Description of Exhibit

10.1 Press Release: Cumberland Farms Installs 100th Store with Retalix StorePoint POS and Forecourt Solution. Dated: May 14, 2004.

10.2 Press Release: Retslix Launches CS Direct, a New Supply Chain Initiative for C-Store Operators Considering Self Distribution.
                                    Dated: May 17, 2004.

                                  EXHIBIT 10.1


Contact Information:
CCG Investor Relations                          Retalix Ltd.
15300 Ventura Boulevard, Suite 303              Jeff Yelton, CEO,
Sherman Oaks, CA 91403                          Retalix USA
(818) 789-0100                                  469-241-8400
Crocker Coulson, Partner                        infousa@retalix.com
crocker.coulson@ccgir.com                       -------------------
-------------------------

FOR IMMEDIATE RELEASE


                   Cumberland Farms Installs 100th Store with
                  Retalix StorePoint POS and Forecourt Solution

Dallas, TX, May 14, 2004 - Retalix USA, (NASDAQ: RTLX), today announced that Cumberland Farms, Inc., a leading convenience store chain based in New England and operating about 650 convenience stores in 11 states in the Northeast and Florida, recently installed the chain's 100th site with Retalix StorePoint POS and forecourt solution.

Retalix was selected as the preferred POS provider by Cumberland Farms after extensive comparison testing and is currently executing on a chain-wide rollout of the Retalix StorePoint and new Forecourt Server (RFS) solution. The installed suite includes advanced applications for touch POS, scanning, money order, fuel and credit, all seamlessly integrated with the legacy back office system. The rollout rate is currently running at 15 sites and 30 terminals per week, allowing Cumberland Farms to schedule for completion in early 2005.

RFS is a software-based forecourt controller, which eliminates the need for a third-party controller, thus simplifying the design, reducing hardware costs and improving performance. StorePoint's open platform POS offers a variety of features for versatile cashier operation, such as scanning for age verification, processing coupons, money order interfaces and full forecourt integration and control.

"Our goal is to drive operational efficiencies and continually improve the customer shopping experience," said John Carroll, Cumberland Farms Vice President of Information Technology. "The Retalix StorePoint system, and in particular RFS, is helping us achieve these goals and has been extremely well received by our store associates".

"RFS offers a faster, less complicated, more robust and flexible platform for convenience store operators," said Jeff Yelton, CEO of Retalix USA. "Retalix is pleased to provide Cumberland Farms with a rich and seamlessly integrated solution that supports their ability to provide their customers with superior and differentiated service."

About Cumberland Farms
Headquartered in New England, Cumberland Farms provides its customers with value, convenience and unparalleled service through a network of 650 retail stores, gas stations, and a support system including petroleum and grocery distribution operations.

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the global retail fuel and food industries, including supermarkets, convenience stores, fuel stations and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 30,000 stores and across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. For further information, please visit the Company's web site at www.retalix.com

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the integration of the Company's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2002, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.
                                      ###

                                  EXHIBIT 10.2

Contact Information:
CCG Investor Relations                            Retalix Ltd.
15300 Ventura Boulevard, Suite 303                Jeff Yelton, CEO,
Sherman Oaks, CA 91403                            Retalix USA
(818) 789-0100                                    469-241-8400
Crocker Coulson, Partner                          infousa@retalix.com
crocker.coulson@ccgir.com                         -------------------
-------------------------

FOR IMMEDIATE RELEASE


          Retalix Launches CS Direct, a New Supply Chain Initiative for
                 C-Store Operators Considering Self-Distribution

        Program offers complete suite of purchasing, warehouse management and billing software combined with business
                         and technical support services


Dallas, TX, May 17, 2004 - Retalix USA, (NASDAQ: RTLX), today announced the launch of CS Direct, a Convenience Store supply chain initiative for those operators considering the option of self-distribution. The new initiative is specifically tailored to the requirements of the Convenience Store sector and is based around the industry-leading supply chain execution and warehouse management solutions of OMI International. Retalix acquired OMI in January of 2004.

With C-store operators continuing to look for ways to drive down supply chain costs and achieve greater efficiency, many are turning to self-distribution as a means of providing a competitive edge. A successful transition and streamlining of warehouse operations can enable Convenience Stores to benefit from increased margins, better in-stock availability and store productivity.

The new Retalix CS Direct initiative will provide services enabling C-store operators to evaluate whether they can perform self-warehousing and distribution functions more efficiently than their traditional providers. The program offers an extensive suite of software solutions for purchasing, order management, warehouse and yard management, as well as invoice reconciliation and billing and a full range of professional business and technical services.

"We recognize that in today's highly competitive environment, many C-Store operators can realize substantial cost savings by going to self distribution," said Jeff Yelton, CEO of Retalix USA. "Retalix CS Direct provides convenience store operators with proven software and services to successfully evaluate and implement all the components of self-distribution. Combined with our well established store and head office product offering, our solutions enable retailers to move to a new level of enterprise-wide data synchronization and visibility and significantly improved business performance."


About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the global retail fuel and food industries, including supermarkets, convenience stores, fuel stations and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 30,000 stores and across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. For further information, please visit the Company's web site at www.retalix.com

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the integration of the Company's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2002, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.
                                      # # #